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                                                                     EXHIBIT 8.2



                   [Letterhead of Jones, Day, Reavis & Pogue]



                                  May 15, 2000



Unicom Corporation
10 South Dearborn Street
37th Floor
Chicago, Illinois   60690-3005


Ladies & Gentlemen:

          We have acted as counsel to Unicom Corporation, an Illinois corporation (the "Company"), in connection with the planned merger (the "Second Step Merger") of the Company with and into Exelon Corporation, a Pennsylvania corporation formerly named Newholdco Corporation ("Exelon"), pursuant to an Amended and Restated Agreement and Plan of Exchange and Merger, dated as of September 22, 1999, as amended and restated as of January 7, 2000 (the "Merger Agreement"), among PECO Energy Company ("PECO Energy"), Exelon and the Company, and as described in a registration statement on Form S-4 of Exelon (the "Registration Statement"), which includes the joint proxy statement/prospectus of the Company and PECO Energy (the "Proxy Statement"), originally filed with the Securities and Exchange Commission on January 13, 2000, and as amended and supplemented through the date hereof.

          In connection with this opinion, we have assumed, with your consent and without any independent verification, that, as a part of a transaction whereby PECO Energy will become a subsidiary of Exelon pursuant to a mandatory share exchange under Pennsylvania law, (1) the Company will merge with and into Exelon, with Exelon being the surviving entity, (2) the Second Step Merger will be effected in accordance with the Merger Agreement and as described in the Registration Statement, including the Proxy Statement, and will qualify as a merger under the laws of the State of Illinois and the Commonwealth Pennsylvania, (3) all the provisions of the Merger Agreement, including without limitation all covenants and obligations contained therein, will be complied with, (4) the factual statements contained in the Registration Statement, including the Proxy Statement, and in the documents referenced therein are true, correct and complete, (5) the representations and warranties of the Company, Exelon and PECO Energy made in the Merger Agreement are true and correct, (6) the representations of the Company, Exelon and PECO Energy made to us for purposes of this opinion in separate letters each dated May 15, 2000 (collectively, the "Representation Letters") are true and correct, (7) any representation made in the Merger Agreement or the Representation Letters "to the best of the knowledge of" or similarly qualified or limited is true and correct as if made without such qualification or limitation, and (8) there will be no change in any of the facts or representations material to this opinion between the date of this opinion and the Merger Effective Time (as defined in the Merger Agreement).

          Our opinion is based upon the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the existing, temporary and currently proposed Treasury Regulations promulgated thereunder, existing administrative rulings and practices of the Internal
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Unicom Corporation
May 15, 2000
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Revenue Service and existing judicial decisions, all of which are subject to change at any time. It should be noted that future legislative, judicial or administrative actions, decisions or interpretations, which may or may not be retroactive in effect, could materially affect our opinion. For purposes of this opinion, a "U.S. Holder" means (i) an individual citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions, (iii) a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust or (iv) an estate that is subject to U.S. federal income tax on its income regardless of its source.

          Based upon and subject to the foregoing, as well as the limitations and qualifications set forth herein, it is our opinion that, for U.S. federal income tax purposes:

          1. The Second Step Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

          2. Exelon and Unicom will each be a party to that reorganization within the meaning of Section 368(b) of the Code.

          3. A U.S. Holder of Unicom common stock who exchanges that common stock for both cash consideration (including any cash received instead of a fractional share of Exelon common stock) and Exelon common stock pursuant to the Second Step Merger will realize gain or loss with respect to the Unicom common stock surrendered in an amount equal to the difference between (i) the sum of the cash and the fair market value of the Exelon common stock received and
               (ii) the U.S. Holder's aggregate adjusted tax basis in the Unicom common stock surrendered. The U.S. Holder's gain, if any, will be recognized, however, only to the extent of the amount of cash consideration received. Any loss will not be recognized.

          4. While the matter is not free from doubt, and there is no directly authoritative precedent, it is more likely than not that the pre-closing share repurchases by Unicom and PECO Energy referred to in Section 6.15 of the Merger Agreement will be independent of and will not be integrated with the Second Step Merger for purposes of determining the character of any gain recognized by a U.S. Holder of Unicom common stock. It is therefore more likely than not that any gain recognized by a U.S. Holder who receives both cash and Exelon common stock pursuant to the Second Step Merger will be treated as capital gain except as described below. Any capital gain recognized will be long-term capital gain if the U.S. Holder's holding period for the Unicom common stock surrendered exceeds one year and, with respect to certain non-corporate U.S. Holders, will be eligible for a maximum U.S. federal income tax rate of 20%. There are, however, circumstances in which all or part of the gain recognized by a U.S. Holder, other than gain recognized with respect to cash received instead of fractional shares of Exelon common stock, might be treated as a dividend rather than capital gain. Those circumstances involve U.S. Holders who would have owned, either directly or constructively under the applicable attribution rules of the Code, 1% or more of the Exelon common stock if they had exchanged all of their Unicom common stock solely for Exelon common stock or who exercise control over Exelon corporate affairs. In that case,
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Unicom Corporation
May 15, 2000
Page 3

               the amount of gain recognized by the U.S. Holder could be taxable as ordinary dividend income to the extent of the U.S. Holder's ratable share of the accumulated earnings and profits of Unicom and thereafter would be treated as capital gain.

          5. The Internal Revenue Service, however, may not agree with the conclusions that the pre-closing share repurchases by Unicom and PECO Energy referred to in Section 6.15 of the Merger Agreement are independent of the Second Step Merger and, therefore, should not be integrated with the Second Step Merger for purposes of determining the character of any gain recognized by a U.S. Holder of Unicom common stock. If the Internal Revenue Service were successful in asserting this contrary view, any gain recognized by a U.S. Holder who receives both cash and Exelon common stock pursuant to the Second Step Merger, other than gain recognized with respect to cash received instead of fractional shares of Exelon common stock, would be treated as a dividend, rather than capital gain, to the extent of the U.S. Holder's ratable share of the accumulated earnings and profits of Unicom, except as described below. Any gain recognized by that U.S. Holder as a result of the Second Step Merger could still be treated as capital gain if the U.S. Holder had effected other sales or dispositions of Unicom common stock prior to the Second Step Merger or of Exelon common stock subsequent to the Second Step Merger, in each case as part of an overall plan to reduce or terminate the holder's proportionate ownership interest in Exelon, and the other sales or dispositions of Unicom or Exelon common stock could, for federal income tax purposes, be integrated with the U.S. Holder's exchange of Unicom common stock pursuant to the Second Step Merger. Moreover, amounts received by a U.S. Holder of Unicom common stock with respect to the share repurchases by Unicom should be taxed as capital gain or loss, and not as a dividend. In unusual circumstances, however, involving U.S. Holders of Unicom common stock who sell a relatively small portion of their holdings, amounts received by a U.S. Holder with respect to the Unicom share repurchases could be taxed as a dividend if it could be determined that the holder's shares had been purchased by Unicom. Because all of the share repurchases are being undertaken in the open market in transactions effected through a broker in which Unicom will not know the identity of any particular seller of Unicom common stock and any seller of Unicom common stock will not know that Unicom is the purchaser of that stock, it is unlikely that those unusual circumstances could arise.

          6. The aggregate adjusted tax basis of the Exelon common stock (including any fractional interest for which cash is received) received by a U.S. Holder of Unicom common stock in the Second Step Merger will be equal to the U.S. Holder's aggregate adjusted tax basis in the Unicom common stock exchanged for that Exelon common stock, decreased by the amount of cash consideration received by the U.S. Holder and increased by the amount of gain, if any, recognized by the U.S. Holder (including any gain treated as a dividend).

          7. The holding period of the Exelon common stock received by a U.S. Holder of Unicom common stock pursuant to the Second Step Merger will
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Unicom Corporation
May 15, 2000
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               include the holding period of the U.S. Holder's Unicom common stock exchanged for that Exelon common stock.

          8. A U.S. Holder of Unicom common stock who exercises Illinois dissenters' rights with respect to the Second Step Merger and receives solely cash in respect of dissenting shares of Unicom common stock will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder's aggregate adjusted tax basis in the dissenting shares of Unicom common stock. Any capital gain or loss recognized will be long-term capital gain or loss if the U.S. Holder's holding period for the dissenting shares of Unicom common stock surrendered exceeds one year and, with respect to certain non-corporate U.S. Holders, will be eligible for a maximum U.S. federal income tax rate of 20%.

          We do not express any opinion as to any federal income tax consequence of the Second Step Merger other than those expressly stated above. We also do not express any opinion with respect to the tax consequences of the Second Step Merger under any state, local or foreign tax law.

          The opinions expressed in this letter take into account laws and interpretations of laws as of the date of this letter. We undertake no responsibility to advise you of changes in laws or interpretations of laws after that time. Further, the opinions set forth herein are expressly based on the assumptions referred to above, and any change, inaccuracy or incompleteness in any of those assumptions could adversely affect our opinions.

          This opinion letter is not binding on the Internal Revenue Service or the courts. As a result, there can be no assurance that the Internal Revenue Service or a court will not take a contrary position with respect to some or all of the conclusions set forth herein, particularly in the case of our opinion expressed in Paragraph 4 as a result of the lack of directly authoritative precedent.

          We hereby consent to the use and filing of this opinion as an exhibit to the Registration Statement and to the references to our firm under the heading "THE MERGER--Material United States Federal Income Tax Consequences of the Merger" in the Proxy Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under
Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

                         Very truly yours,


                         /s/ JONES, DAY, REAVIS & POGUE